EXHIBIT 24.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use of our report dated 11 December 1995, on our examination of the forecasted condensed statements of consolidated operations and cash flows of Homestake Mining Company for the six months ending 31 December 1995 and the year ending 31 December 1996, appearing in Clause 3.5 of Supplement #2 to the Offer Document. It should be noted that we have no responsibility, under the standards for an examination of a financial forecast established by the American Institute of Certified Public Accountants, to update our report for events and circumstances occurring after the date of the report.


                                            Coopers & Lybrand L.L.P.

San Francisco, California
December 13, 1995